Buenos Aires, December 16th, 2020

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS

Ref.: Relevant Event - Award in Argentine Natural Gas Production Promotion Plan.

Dear Sirs,

I am writing to Bolsas y Mercados Argentinos and the National Securities Commission (Comisión Nacional de Valores), in my capacity as Responsible for Market Relations of Pampa Energía S.A.  (“Pampa” and/or the “Company”) in order to inform that the Secretariat of Energy (“SE”) issued its Res. No. 391/20 on December 15th 2020, awarding the volumes and prices for the 2020-2024 Supply and Demand Scheme Public Tender launched by SE Res. 317/20 (the “Public Tender”), in relation to the Argentine Natural Gas Production Promotion Plan (the “Plan Gas.Ar”) approved by Decree 892/20.

In this sense, from a total of 2.4 billion cubic feet/day of natural gas under auction, the Company ranked fifth nationwide and third at the Neuquina Basin in terms of tendered gas volume, being awarded a base volume of 173 million cubic feet/day at an average annual price of US$3.6 per million BTU for a four-year term starting January 1, 2021. Moreover, Pampa was the company within the Public Tender achieving the highest growth in terms of tendered production (+20% comparing base production and winter season described below).

Furthermore, the Company was one of the three sole producers tendering additional volume during the winter season, being awarded 35 million cubic feet/day at a price of US$4.68 per million BTU. This volume is key to support the highly seasonal Argentine demand, reducing imports of foreign gas, alternative fuel usage as well as moderating the disburse of foreign currency reserves.

It is worth mentioning that the Company’s positioning minimizes the demand’s contractual risk and materializes the strong investment commitment, which will amount to roughly US$250 million during the four years of Plan Gas.Ar.

Sincerely.

Victoria Hitce

Head of Market Relations